EXHIBIT 99.1

ECMOHO Limited Invests in Developer of Chinese Herbal Medicine Based Health and Wellness Products

SHANGHAI, China, Aug. 03, 2020 (GLOBE NEWSWIRE) -- ECMOHO Limited ("ECMOHO" or the "Company"; Nasdaq: MOHO) announced today that it has entered into an investment agreement with Anze Premium Health and Beauty Pte. Ltd. (“Anze”), a company involved in the research and development of Chinese herbal medicine-based health and wellness products.  The Company has committed to paying Anze up to US$30 million, comprising of up to US$15 million for an equity interest in Anze and up to US$15 million for zero coupon convertible notes issued by Anze.

The consideration to be paid by the Company will be payable over three installments, each payment being contingent upon the satisfaction of certain performance conditions by Anze, as set out in the transaction documents.  Upon the completion of the third and final equity installment, the Company is expected to cumulatively own 29.7% of Anze’s equity capital.  The convertible notes shall be repaid in installments starting in the 1st quarter of 2021 and ending in 2023.  The Company has the right to convert the convertible notes into equity at predetermined valuations starting in 2021.  If the Company exercises its conversion right, the notes can be maximally converted into a 20% interest in the equity capital of Anze, as set out in the transaction documents.

Commenting on the investment, the Company’s CEO, Zoe Wang, said,

“We believe that Chinese herbal medicine based health and wellness products are experiencing increasing demand from Chinese consumers as a result of a number of factors, including an aging population, a growing middle class, awareness of the importance of disease prevention, particularly as a result of the ongoing COVID-19 pandemic around the world, and supportive government policies in China.  According to the Forward Industry Research Institute, it is estimated that the size of the herbal medicine-based wellness products market in China will exceed RMB 149 billion (approximately US$21 billion) annually by the year 2024.

We are continually looking for new opportunities to strengthen our product portfolio in this significant and growing segment of the health and wellness industry.  Based on our due diligence, Anze has done extensive research in the formulation of Chinese herbal medicine-based health and wellness products.  We believe Anze’s strong research and development capabilities complement well our expertise in supply chain logistics, consumer analytics, brand management, and brand marketing and promotion.  Together we expect to capitalize on the favorable trend in the herbal medicine-based health and wellness market.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the projected growth of the herbal medicine-based health and wellness products industry in China, consumers’ acceptance of health and wellness products developed by Anze, Anze’s ability to repay its convertible note, and whether the investment in Anze can be profitable, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding some of these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Limited

ECMOHO is a leading integrated solution provider in the non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products.  Through over eight years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Email: ir@ecmoho.com